Exhibit 21.1

Lithium & Boron Technology, Inc. and subsidiaries as of December 31, 2020

Subsidiary Name	Jurisdiction of Incorporation	Percentage Owned
Mid-Heaven Sincerity International Resources Investment Co., Ltd	British Virgin Islands	100%
*Qing Hai Mid-Heaven Sincerity Technology Co., Ltd	Peoples Republic of China	100%
*Qing Hai Mid-Heaven Sincerity Salt-Lake R&D Co., Ltd	Peoples Republic of China	100%
*Qing Hai Mid-Heaven Boron & Lithium Technology Co., Ltd	Peoples Republic of China	100%